Nonqualified Stock Option Agreement

_______, 200_

[Name]
[Address]

Dear _________:

I am pleased to inform you that MRU Holdings, Inc. (the "Company") has granted you nonqualified stock options to purchase shares of the Company's common stock, par value $0.001, (the "Common Stock") as set forth below.

The grant of this option is made pursuant to the MRU Holdings, Inc. 2004 Incentive Plan (the "Plan"). The terms of the Plan are incorporated into this letter and in the case of any conflict between the Plan and this letter, the terms of the Plan shall control.

Now, therefore, in consideration of the foregoing and the mutual covenants hereinafter set forth:

1.  Nonqualified Stock Option. The Company hereby grants you a nonqualified stock option ("NQO") to purchase from the Company __________ shares of Common Stock at a price of $____ per share. The Date of Grant is _____, 200_. Unless earlier exercised or terminated in accordance with the terms hereunder and in the Plan, this NQO will expire on the date that is the tenth (10th) anniversary of the Date of Grant.

2.  Entitlement to Exercise the NQO. The grant of the NQO is subject to the following terms and conditions:

(a)  This NQO will vest 50% on the Grant Date and the remaining 50% will vest on the first anniversary of the Grant Date. The NQO shall cease to vest as of the date of termination for any reason of your employment or other relationship underlying the issuance of this NQO, not withstanding any employment agreement the Company may have previously executed with you.

(b)  If you die when any portion of the NQO is exercisable, then the person to whom your rights under the NQO shall have passed by will or by the laws of distribution may exercise any of the exercisable portion of the NQO within one (1) year after your death, provided that no NQO may be exercised in any event more than ten (10) years after the Date of Grant.

4.  Method of Exercise & Payment Under the NQO. You may exercise the vested portion of the NQO in whole or in part, by giving written notice to the Company which shall state the election to exercise the NQO and the number of shares of Common Stock with respect to which the NQO is being exercised. The written notice shall be signed by the person exercising the NQO, shall be delivered to the Corporate Secretary of the Company at the Company's principal executive office, and shall be accompanied by payment in full of the exercise price for the shares of Common Stock being purchased, by delivery of cash or check.

5.  Tax Withholding. As a condition of exercise, you agree that at the time of exercise that you will pay to the Company the Applicable Withholding Taxes (as that term is defined in the Plan), if any, that the Company is required to withhold in connection with the exercise of the NQO. To satisfy the Applicable Withholding Taxes, you may elect to (i) make cash payment or authorize additional withholding from cash compensation, (ii) deliver Mature Shares (as that term is defined in the Plan) (valued at their Fair Market Value) or (iii) have the Company retain that number of shares of Common Stock that would satisfy all or a portion of the Applicable Withholding Taxes.

6.  Transferability of NQO. The NQO is not transferable by you (other than by will or by the laws of descent and distribution) and may be exercised during your lifetime only by you.

7.  Termination of NQO. In the event that your employment or other relationship underlying the issuance of this NQO is terminated for Cause (as that term is defined in the Plan), your vested and non-vested NQO rights shall be forfeited and terminated immediately and may not thereafter be exercised to any extent.

In the event that your employment or other relationship underlying the issuance of this NQO is terminated by you or the Company for any reason other than Cause or your death, you shall have the right to exercise the portion of the NQO that has vested as of the date of such termination at any time during the ninety (90) day period following the date of such termination, and not thereafter, provided that no NQO may be exercised in any event more than ten (10) years after the Date of Grant.

8.  Adjustments. If the number of outstanding shares of Common Stock is increased or decreased as a result of one or more stock splits, reverse stock splits, stock dividends, recapitalizations, mergers, share exchange acquisitions, combinations or reclassifications, the number of shares with respect to which you have an unexercised NQO and the NQO price shall be appropriately adjusted as provided in the Plan.

9.  Delivery of Certificate. The Company may delay delivery of the certificate for shares purchased pursuant to the exercise of an NQO until (i) receipt of any required representation by you or completion of any registration or other qualification of such shares under any state or federal law regulation that the Company's counsel shall determine as necessary or advisable, and (ii) receipt by the Company of advice by counsel that all applicable legal requirements have been complied with. As a condition of exercising the NQO, you may be required to execute a customary written indication of your investment intent and such other agreements the Company deems necessary or appropriate to comply with applicable securities laws.

10.  No Guaranteed Right of Employment. If you are employed by the Company, nothing contained herein shall confer upon you any right to be continued in the employment of the Company or interfere in any way with the right of the Company to terminate your employment at any time for any cause.

11.  Notice of Disqualifying Dispositions. You agree to notify the Company in writing immediately after you make a disposition of any shares acquired upon exercise of this NQO if such disposition occurs before the later of (a) the date that is two years after the Date of Grant, or (b) the date that is one year after the date that you acquired such shares upon exercise of this NQO.

12.  Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business, and shall be delivered to you in person or mailed or delivered to you at the address set forth below, or in either case at such other address as one party may subsequently furnish to the other party in writing.

13.  Choice of Law. This Agreement shall be governed by Delaware law, without giving effect to the conflicts of laws provisions thereof.

[SIGNATURE PAGE FOLLOWS]

MRU Holdings, Inc.

By:_____________________________
Name:
Title:

ACKNOWLEDGEMENT BY OPTIONEE

The foregoing NQO is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned as of the Date of Grant specified above.

_______________________________ Optionee’s Signature Optionee’s Address: _______________________________ _______________________________ _______________________________